UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on July 8, 2011: Omega Navigation Enterprises And Certain Subsidiaries File For Reorganization Relief Under Chapter 11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  July 8, 2011

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer

EXHIBIT 99.1

OMEGA NAVIGATION ENTERPRISES AND CERTAIN SUBSIDIARIES
FILE FOR REORGANIZATION RELIEF UNDER CHAPTER 11

Omega To Continue To Operate in the Ordinary Course of Business

HOUSTON, Texas, July 8, 2011 — Omega Navigation Enterprises Inc. (NASDAQ – ONAV) announced today that it and certain of its subsidiaries have filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of Texas (Houston).  The Company believes that the Chapter 11 process will facilitate restructuring, which is designed to restore the Company to long-term financial health.

The Company believes that in light of the unwillingness of its Senior Lenders to work with Omega on an out-of-court restructuring of its Senior Loan Agreement, the Company needs the protection of Chapter 11 to ensure the uninterrupted operation of its vessels and services to its customers.  The Company is disappointed in the Senior Lenders' intransigence and has commenced litigation against them in Greece.  The Company wishes to assure its customers and suppliers that Omega will continue to operate in the ordinary course of business during its Chapter 11 proceedings.

The Chapter 11 filings include the following companies and vessels:  Omega Navigation Enterprises, Inc.; Omega Navigation (USA) LLC; Galveston Navigation Inc (the Omega Lady Miriam); Beaumont Navigation Inc (the Omega Lady Sarah); Carrolton Navigation Inc (the Omega Prince); Decatur Navigation Inc (the Omega Princess); Elgin Navigation Inc (the Omega Queen); Fulton Navigation Inc (the Omega King); Orange Navigation Inc (the Omega Emmanuel); and Baytown Navigation Inc (the Omega Theodore).

The Chapter 11 filings do not include Omega Management Inc, the Company’s technical vessel manager, nor does it include the Company's wholly-owned subsidiary Omnicrom Holdings Ltd, which indirectly owns a 50% interest in each of the vessels Omega Duke and Alpine Marina through two separate joint venture entities, or Omega Investments Inc, which owns 80% of OD Investment Inc, the owner of the vessels Megacore Honami, Megacore Philomena and of Hull 2295 (under construction) and Hull 2299 (under construction).

In addition, as separately announced by the Company, effective July 1, 2011, the Company's joint venture with Topley Corporation, named Megacore Shipping Ltd., was terminated.  This termination will have no effect on the Chapter 11 proceedings.

Omega’s principal legal advisor for the restructuring process and Chapter 11 proceedings is Bracewell and Giuliani LLP.  The Company’s financial advisor is Jefferies & Company, Inc.

Additional information about the reorganization will shortly be available at www.omeganavigation.com.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "expect," "believe," "planning," "possibility," "opportunity," "goal," "will," "may," "intend," "anticipates," "working toward" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company's forward-looking statements.

These risks and uncertainties include but are not limited to (i) the ability of the Company to continue as a going concern, (ii) the Company's ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 cases, (iii) the ability of the Company and its subsidiaries to prosecute, develop and consummate one or more plans of reorganization with respect to the Chapter 11 cases, (iv) the effects of the Company's bankruptcy filing on the Company and the interests of various creditors, equity holders and other constituents, (v) Bankruptcy Court rulings in the Chapter 11 cases and the outcome of the cases in general, (vi) the length of time the Company will operate under the Chapter 11 cases, (vii) risks associated with third party motions in the Chapter 11 cases, which may interfere with the Company's ability to develop and consummate one or more plans of reorganization once such plans are developed, (viii) the potential adverse effects of the Chapter 11 proceedings on the Company's liquidity or results of operations, (ix) the ability to execute the Company's business and restructuring plan, (x) increased legal costs related to the Company's bankruptcy filing and other litigation, and (xi) the Company's ability to maintain contracts that are critical to its operation, to obtain and maintain normal terms with its vendors, landlords and service providers and to retain key employees. In the event that the risks disclosed in the Company's public filings and those discussed above cause results to differ materially from those expressed in the Company's forward-looking statements, the Company's business, financial condition, results of operations or liquidity, and the interests of creditors, equity holders and other constituents, could be materially adversely affected.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com